E X H I B I T S

To Our Shareholders:

      The comparative results of operations of Chicago Rivet & Machine Co. for the third quarter and first nine months of 1997 and 1996 are summarized below. Results for 1997 include the operations of the Company's H & L Tool division, which was acquired in December 1996. All per share data for 1996 and 1997 have been restated to give effect to a two for one stock split as of September 19, 1997.

      Sales and lease revenues during the third quarter of 1997 amounted to $10,122,352, compared with $4,807,028 recorded during the corresponding period in 1996. On a year to date basis, 1997 sales and lease revenues totaled $33,585,799 compared with $16,293,372 recorded during the first nine months of 1996. While revenues from the sale of the Company's traditional products continue to be stronger than in 1996, revenues associated with the Company's H & L Tool operations account for the majority of the increase in revenues in both the current quarter and year to date. Historically, the Company's third quarter performance has been limited by the reduced work schedules associated with vacation shutdowns that are scheduled by the Company and by many of its major customers during the third quarter, and this was again the case in 1997.

      Net income improved to $704,495 or $.60 per share on 1,170,896 average shares outstanding during the third quarter of 1997, compared with $381,773 or $.33 per share on 1,171,496 average shares outstanding during the third quarter of 1996. On a year to date basis, earnings have improved to $2,506,902 or $2.14 per share on 1,171,276 average shares outstanding, compared with $1,165,629 or $.99 per share on 1,171,496 average shares outstanding during the first nine months of 1996. Additional revenues associated with the H & L Tool acquisition was the prime factor contributing to the improvement in net income. Third quarter results include a gain of approximately $.10 per share related to the adjustment of certain cost of sales estimates. This gain was fully offset by a non-recurring charge in connection with the write-down in value of certain computer software that was originally purchased during the second and third quarters of 1996. Since that time, the software vendor's financial condition has weakened dramatically and the vendor is no longer able to provide the technical support required to complete the installation of this software. As a result, the Company has taken a charge of approximately $.11 per share against third quarter income. The delay associated with procuring and installing new computer software is not expected to have a material adverse effect upon the Company's operations. On a more positive note, in August, the Company made an extra principal payment in the amount of $450,000 against the term note associated with the purchase of the assets of H & L Tool Company.

      Overall, the Company's performance throughout 1997 has been excellent. Actions taken to strengthen our sales and marketing efforts have been successful, and we expect that continued emphasis on sales and marketing efforts will continue to improve our position in the market. We will continue to work toward further reductions in the costs of manufacturing our products while striving to further improve the quality of both our products and service to our customers.

                                          Respectfully yours,

                 John A. Morrissey                John C. Osterman
                      Chairman                         President

October 27, 1997



      This discussion contains certain "forward looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, among other things, fluctuations in general economic conditions, consumer demand, the gain or loss of a key customer, the price and availability of the Company's primary raw materials and the ability of the Company to successfully integrate H & L Tool into its operations. Therefore, readers are cautioned not to place undue reliance upon such forward-looking statements.




                                CHICAGO RIVET & MACHINE CO.

                          SUMMARY OF CONSOLIDATED RESULTS OF OPERATIONS

                         FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30

                                       THIRD QUARTER              FIRST NINE MONTHS
                               --------------------------    --------------------------
                                   1997           1996           1997            1996
                               -----------    -----------    -----------    -----------
Net sales and lease revenue    $10,122,352    $ 4,807,028    $33,585,799    $16,293,372

Income before taxes              1,091,495        611,773      3,968,902      1,885,629

Income after taxes                 704,495        381,773      2,506,902      1,165,629

Net income per share                   .60            .33           2.14            .99

Average shares outstanding       1,170,896      1,171,496      1,171,276      1,171,496

---------------------------------------------------------------------------------------
                         (All figures subject to year end audit)

                        (Per share data restated to give effect to
                     two for one stock split that occurred on 9/19/97)